FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2010

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: June 24, 2010	/s/ Donat Madilo Donat Madilo Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release Dated June 24, 2010

EXHIBIT 99.1

Banro Corporation

PRESS RELEASE

BANRO IDENTIFIES NEW GOLD MINERALIZATION
ZONES AT ITS NAMOYA PROJECT

Toronto, Canada - June 24, 2010 - Banro Corporation ("Banro" or the "Company") (NYSE AMEX - "BAA"; TSX - "BAA") is pleased to report that surface exploration work has identified two new gold mineralization zones at the Namoya Summit prospect at the Company's wholly-owned Namoya project, located on the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the "DRC"). The on-going exploration work at the Namoya Summit prospect includes geological mapping, channel sampling of exposures and trenching. The goal of the current exploration program is to delineate additional, near-surface resources that are within economic hauling distances of the proposed Namoya mine.

Highlights
•
The two new gold mineralization zones are located to the southwest and northwest of the Namoya Summit deposit. Exploration work has so far covered a strike length of 250 metres at the southwest zone and 200 metres at the northwest zone.

•	Trench sampling results from the southwest mineralization include 4 metres grading 2.73 g/t Au, 10 metres at 8.24 g/t Au and 3 metres at 5.29 g/t Au.
•
Channel sampling results of the southwest mineralization include 17 metres grading 6.90 g/t Au, 9 metres at 5.69 g/t Au, 6 metres at 6.57 g/t Au, 8 metres at 3.90 g/t Au, 8 metres at 4.21 g/t Au and 8 metres at 2.89 g/t Au.

•	Trench sampling results of the northwest mineralization include 5 metres at 3.11 g/t Au, 12 metres at 5.12 g/t Au and 6 metres at 8.93 g/t Au.

Locality plans of the Namoya Summit Prospect can be found on the Company's website at http://www.banro.com/i/pdf/2010-06-24_NRM.pdf.

Southwest Namoya Summit Zone

Significant results from trenches and channels at the southwest zone are tabulated below.

PROSPECT	TRENCH	FROM (metres)	TO (metres)	LENGTH (metres)	Au (g/t)
Namoya Summit	FBT4	12	16	4.00	2.73
	including	12	13	1.00	7.57
Namoya Summit	FBT23	11	11.6	0.60	1.32

PROSPECT	TRENCH	FROM (metres)	TO (metres)	LENGTH (metres)	Au (g/t)
Namoya Summit	FBT27	5.7	6.7	1.00	1.97
Namoya Summit	FBT29	0	10	10.00	8.24
	including	0	3	3.00	24.72
Namoya Summit	FBT30	0	10.1	10.10	0.67
	including	7.35	10.1	2.75	1.17
Namoya Summit	FBT36	0	3	3.00	5.29
	including	0	1	1.00	8.49
Namoya Summit	FBT36	14.5	17.5	3.00	1.02

PROSPECT	CHANNEL	FROM (metres)	TO (metres)	LENGTH (metres)	Au (g/t)
Namoya Summit	FBCH1	0	17	17.00	6.90
	including	6	12	6.00	13.08
Namoya Summit	FBCH2	0	9	9.00	5.69
	including	0	2	2.00	19.50
Namoya Summit	FBCH3	0	6	6.00	6.57
	including	2	5	3.00	11.06
Namoya Summit	FBCH5	0	6	6.00	2.15
Namoya Summit	FBCH6	0	3	3.00	2.54
Namoya Summit	FBCH9	4	5	1.00	1.42
Namoya Summit	FBCH10	0	1.5	1.50	1.82
Namoya Summit	FBCH11	0	8	8.00	3.90
	including	1	2	1.00	9.80
		7	8	1.00	9.99
Namoya Summit	FBCH12	0	8	8.00	4.21
	including	3	4	1.00	10.60
		6	7	1.00	9.60
Namoya Summit	FBCH13	0	8	8.00	2.89

The trenches and channels at the southwest zone are generally oriented northeast – southwest and are spaced between 7 metres and 45 metres apart over a strike length of 250 metres.  The gold mineralization is associated with quartz veins and stockworks which generally trend northwest – southeast and dip shallowly to the northeast. The mineralization appears to represent a northwest trending mineralized stockwork with a width which exceeds 10 metres in places.

The exploration work on the southwest mineralization of the Namoya Summit prospect is being continued by auger drilling in order to test bedrock in places that could not be accessed by trenching and channeling due to the steepness of the terrain.

Northwest Namoya Summit Zone

An auger drilling program was conducted on the northwest portion of Namoya Summit with the goal of testing the strike continuity of the mineralized zones. Some significant auger results are presented in the table below.

Auger drilling assays – Namoya Summit (northwestern)

Auger Hole	From (m)	To (m)	Length (m)	Au (g/t)
NAD407	1.50	4.50	3.00	7.42
NAD412	1.50	2.00	0.50	6.13
NAD440	1.50	3.00	1.50	4.32
NAD468	0.50	2.50	2.00	1.64
NAD476	0.90	3.30	2.40	4.84
NAD477	0.50	3.40	2.90	1.14

Three NE-SW trending trenches with a total length of 151 metres were excavated at a spacing of 40 metres (in between the auger fences) on the northwest portion of Namoya Summit with the aim of defining more confidently the mineralized zones and obtaining additional structural data. Significant results from these trenches are tabulated below.

PROSPECT	TRENCH	FROM (metres)	TO (metres)	LENGTH (metres)	Au (g/t)
Namoya Summit	NST13	12.0	13.0	1.00	14.60
Namoya Summit	NST13	22.0	27.0	5.00	3.11
Namoya Summit	NST13	31.0	43.0	12.00	5.12
	including	32.0	33.0	1.00	20.90
Namoya Summit	NST13	48.0	54.0	6.00	8.93
	including	53.0	54.0	1.00	45.60
Namoya Summit	NST16	14.6	15.6	1.00	1.20
Namoya Summit	NST16	33.6	38.2	4.60	1.20
Namoya Summit	NST16	65.6	66.1	0.50	1.55

The Company plans to follow up on the results of the surface exploration work at the Namoya project with a diamond drilling program in the third quarter of 2010.

The trench and channel sampling for both zones were undertaken at approximately one metre intervals and the above assay composites are uncut. The samples were placed in sealed bags by Company geologists and sent to the Company's sample preparation facility in Bukavu, DRC. The samples were then crushed down to minus 2 mm, split with half the sample then being pulverized down to 90% passing 75 microns. Approximately 150 grams of the pulverized sample was then shipped to the SGS Laboratory (which is independent of the Company) in Mwanza, Tanzania where the samples were analyzed for gold by fire assay using a 50g charge. Internationally recognized standards, duplicates and blanks were inserted into the sample batches as part of the Company's QA/QC analytical procedures.

In March 2009, Banro's independent geological consultant, SRK Consulting (UK) Ltd. estimated the Namoya Mineral Resource as follows:

Namoya Total Measured, Indicated & Inferred Resource
Measured			Indicated			Inferred
Tons	Au g/t	Oz gold	Tons	Au g/t	Oz gold	Tons	Au g/t	Oz gold
4,680,000	2.5	376,100	12,769,000	1.8	748,300	8,462,000	1.5	407,700
Reported at a 0.4g/t Au Cut-off Grade.

The Company believes that the positive exploration results discussed in this press release have the potential to add significantly to the Namoya Resource, enhance project economics and improve the likelihood of Namoya being Banro’s next project for development following completion of the Company’s Twangiza Phase I gold mine in 2011. To that end, the Company is completing a Feasibility Study of Namoya, which includes a comparative analysis of building a carbon-in-leach (CIL) versus a heap leach plant. Discussions are also underway with various parties to construct an access road from the main N2 Road to the proposed Namoya plant site.

Additional information with respect to the Namoya project is contained in the technical report dated August 17, 2007 and entitled "Preliminary Assessment NI 43-101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of Congo". A copy of this report can be obtained from SEDAR at www.sedar.com.

Qualified Persons

The exploration results disclosed by this press release have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff based in Bukavu, DRC, under the supervision of Daniel K. Bansah who is a Member and Chartered Professional of The Australasian Institute of Mining and Metallurgy (Aus I.M.M.), the Company's Vice President, Exploration and a "qualified person" (as such term is defined in National Instrument 43-101).

Martin Pittuck, an employee of SRK Consulting (UK) Ltd., was the "qualified person" (as such term is defined in National Instrument 43-101) responsible for the March 2009 Mineral Resource estimates for the Namoya project referred to in this press release (reference is also made to the Company's press release dated March 11, 2009).

Banro is a Canadian-based gold exploration and development company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro's strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Cautionary Notes

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "measured", "indicated", and "inferred" "resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Annual Report, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements: This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding future gold production, the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and the Company's exploration and development plans) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources (the Company's mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company's expectations, gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), uncertainties relating to the availability and costs of financing needed in the future, changes in world gold markets and equity markets, political developments in the DRC, fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 29, 2010 filed on SEDAR at www.sedar.com. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

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For further information, please visit our website at www.banro.com, or contact: Mike Prinsloo,

President and C.E.O., South Africa, Tel: +27 (0)11 958-2885; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.